Exhibit 99.1

UCHealth Partners LLC

Audited Consolidated Financial Statements

December 31, 2015

Independent Auditors’ Report

The Board of Directors and Members

UCHealth Partners LLC:

We have audited the accompanying consolidated financial statements of UCHealth Partners LLC and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of income, changes in members’ equity, and cash flows for the period from April 20, 2015 through December 31, 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UCHealth Partners LLC and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the period from April 20, 2015 through December 31, 2015 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

March 30, 2016

UCHealth Partners LLC

CONSOLIDATED BALANCE SHEET

December 31, 2015

(In thousands)

December 31,
2015
ASSETS
Current assets
Cash	$110
Accounts receivable, less allowance for doubtful accounts of $4,568	12,575
Other receivables and current assets	253
Medical supplies inventory	1,067
Total current assets	14,005
Property and equipment, net	10,791
Deposits	63
Total assets	$24,859
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses	$2,167
Accrued compensation	901
Due to related party	457
Deferred rent	198
Total current liabilities	3,723
Deferred rent, net of current portion	1,066
Total liabilities	4,789
Commitments and contingencies
Equity
Members' equity	20,070
Total equity	20,070
Total liabilities and equity	$24,859

The accompanying notes are an integral part of these consolidated financial statements.

UCHealth Partners LLC

CONSOLIDATED STATEMENT OF INCOME

For the Period from April 20, 2015 through December 31, 2015

(In thousands)

2015
Revenue:
Patient service revenue	$58,794
Provision for bad debt	(8,829)
Net patient service revenue	49,965
Operating expenses:
Salaries, wages and benefits	18,964
General and administrative	7,873
Other operating expenses	9,242
Depreciation and amortization	1,643
Total operating expenses	37,722
Net income	$12,243

The accompanying notes are an integral part of these consolidated financial statements.

UCHealth Partners LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the Period from April 20, 2015 through December 31, 2015

(In thousands)

		Equity
		Adeptus Health
		Colorado	University of
	Total	Holdings LLC	Colorado Health
Balance, April 20, 2015	$—	$—	$—
Initial capital contribution	12,027	12,027	—
Distributions to members	(4,200)	(4,200)	—
Net income	12,243	10,719	1,524
Balance, December 31, 2015	$20,070	$18,546	$1,524

The accompanying notes are an integral part of these consolidated financial statements

UCHealth Partners LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period from April 20, 2015 through December 31, 2015

(In thousands)

2015
Cash flows from operating activities:
Net income	$12,243
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from the disposal or impairment of assets	1
Depreciation and amortization	1,643
Provision for bad debts	8,829
Changes in operating assets and liabilities:
Accounts receivable	(21,404)
Other receivables and current assets	(121)
Medical supplies inventory	(227)
Accrued expenses	1,862
Accrued compensation	901
Due to related party	457
Deferred rent	560
Net cash provided by operating activities	4,744
Cash flows from investing activities:
Deposits	2
Capital expenditures	(436)
Net cash used in investing activities	(434)
Cash flows from financing activities:
Distribution to members	(4,200)
Net cash used in financing activities	(4,200)
Net increase in cash and cash equivalents	110
Cash, beginning of period	—
Cash, end of period	$110

The accompanying notes are an integral part of these consolidated financial statements.

UCHealth Partners LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF THE BUSINESS

UCHealth Partners LLC (“UCHealth Partners,” the “Company” or “we”), a Colorado limited liability company, was formed on April 20, 2015, primarily to own and operate a network of freestanding emergency rooms in Colorado. UCHealth Partners is a 50.1% owned subsidiary of University of Colorado Health. Adeptus Health Colorado Holdings LLC, a subsidiary of Adeptus Health Inc., owns 49.9% of UCHealth Partners. As of December 31, 2015, the Company owned and operated 15 freestanding emergency rooms in the Denver and Colorado Springs markets. The Company’s freestanding emergency rooms provide access to emergency medical care, delivering major and minor emergency medical services for adult and pediatric patients.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated balance sheet as of December 31, 2015 and the accompanying consolidated statement of income and cash flows for the period from April 20, 2015 through December 31, 2015 represent our financial position, results of operations and cash flows as of and for the period then ended.  The consolidated financial statements include the accounts of UCHealth Partners and its wholly owned subsidiaries.  All material intercompany accounts and transactions have been eliminated in consolidation.

Accounting Policies and Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires our management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant accounting policies and estimates include: the useful lives of fixed assets, revenue recognition, allowances for doubtful accounts, leases and other contingencies.  Actual results could differ from these estimates.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be a limited liability company (LLC). In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate share of the Company’s taxable income. It is the practice of the Company to distribute to its members sufficient funds to pay these taxes. Therefore, no provision or liability for U.S. federal income taxes has been included in the consolidated financial statements.

The Company follows the guidance issued by the Accounting Standards Codification relating to uncertainty in income taxes. This guidance requires entities to assess their tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. In accordance with this guidance, the Company has assessed its tax positions and determined that it does not have any positions at December 31, 2015, that it would be unable to substantiate. The tax return for the period ended December 31, 2015 is subject to audit by the taxing authorities.

UCHealth Partners LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Patient Revenue and Accounts Receivable

Revenues consist primarily of net patient service revenues, which are based on the facilities’ established billing rates less allowances and discounts, principally for patients covered under contractual programs with private insurance companies. Revenue is recognized when services are rendered to patients. Charges for all services provided to insured patients are initially billed and processed by the patients' insurance provider. The Company has agreements with insurance companies that provide for payments to the Company at amounts different from its established rates or as determined by the patient's out of network benefits. Differences between established rates and those set by insurance programs, as well as charity care, employee and prompt pay adjustments, are recorded as adjustments directly to patient service revenue. Amounts not covered by the insurance companies are then billed to the patients. Estimated uncollectible amounts from insured patients are recorded as bad debt expense in the period the services are provided. Collection of payment for services provided to patients without insurance coverage is done at the time of service.

 Net patient service revenue by major payor source for the period ended December 31, 2015 were as follows (in thousands):

Period ended
December 31,
2015
Third-party payors, including patient portion	$56,316
Self-pay	2,478
Total all payors	$58,794

The Company receives payments from third-party payors that have contracts with the Company or the Company uses MultiPlan arrangements whereby the Company accesses third-party payors at in-network rates. Four major third-party payors accounted for 75.8% of patient service revenue for the period ended December 31, 2015. These same payors also accounted for 66.4% of accounts receivable as of December 31, 2015.

Accounts receivable are reduced by an allowance for doubtful accounts. In establishing the Company's allowance for doubtful accounts, management considers historical collection experience, the aging of the account, the payor classification, and patient payment patterns. Amounts due directly from patients represent the Company's highest collectability risk.

The Company treats anyone that is emergent. Total charity care was approximately 14.7% of patient service revenue for the period ended December 31, 2015.

Cash and Cash Equivalents

The Company includes all securities with a maturity date of six months or less at date of purchase as cash equivalents. The Company currently has no cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk related to uninsured bank deposits

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the period ended December 31, 2015 was approximately $0.1 million and is included as a component of general and administrative expenses within the consolidated statement of income.

UCHealth Partners LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Medical Supplies Inventory

Inventory is carried at the lower of cost or market using the first-in, first-out method and consists of a standard set of medical supplies held in stock at all facilities.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the noncancelable lease term or the estimated useful life of the improvements. When assets are retired, the cost and applicable accumulated depreciation are removed from the respective accounts, and the resulting gain or loss is recognized. Expenditures for normal repairs and maintenance are expensed as incurred. Material expenditures that increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset.  The estimated useful lives of depreciable fixed assets are as follows:

Estimated useful life
(in years)
Computer equipment	3 to 5
Automobiles	5
Office equipment	5
Medical equipment	5 to 7
Leasehold improvement	4 to 10
Buildings	15 to 40

For operating leases, we recognize escalated rents, including any rent holidays, on a straight-line basis over the term of the lease.

Lease Accounting

The Company determines whether to account for its facility leases as operating or capital leases depending on the underlying terms of the lease agreement. This determination of classification is complex and requires significant judgment relating to certain information including the estimated fair value and remaining economic life of the facilities, the Company's cost of funds, minimum lease payments and other lease terms. The lease rates under the Company's lease agreements are subject to certain conditional escalation clauses that are recognized when probable or incurred and are based on changes in the consumer price index or certain operational performance measures. As of December 31, 2015, the Company leased 15 facilities, each of which the Company classified as operating leases.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash, receivables and accrued liabilities approximate their fair value due to their relatively short maturities.

Newly Issued Authoritative Guidance

In May 2014, the FASB issued Accounting Standards Update (“ASU”) ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard will become effective for the

UCHealth Partners LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company on January 1, 2019. Early application is permitted to the original effective date of January 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842). This new standard establishes a comprehensive new lease accounting model. The new standard clarifies the definition of a lease, requires a dual approach to lease classification similar to current lease classifications, and causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease term of more than twelve months. The standard is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted. The new standard requires a modified retrospective transition for capital or operating leases existing at or entered into after the beginning of the earliest comparative period presented in the financial statements, but it does not require transition accounting for leases that expire prior to the date of initial application. We are evaluating the impact of the new standard on our consolidated financial statements.

We do not believe any other recently issued, but not yet effective, revisions to authoritative guidance will have a material effect on our consolidated financial position, results of operations or cash flows.

NOTE 3—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, as of December 31, 2015 (in thousands):

December 31,
2015
Leasehold improvements	$10,460
Computer equipment	421
Medical equipment	409
Office equipment	1,110
Construction in progress	34
12,434
Less accumulated depreciation	(1,643)
Property and equipment, net	$10,791

Depreciation expense for the period ended December 31, 2015, was approximately $1.6 million and is included in the consolidated statement of income.

UCHealth Partners LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4—ACCRUED EXPENSES

Accrued expenses consisted of the following (in thousands):

December 31,
2015
Accrued expenses	$1,287
Accrued taxes	880
Total accrued expenses	$2,167

NOTE 5—TRANSACTIONS WITH RELATED PARTIES

The Company was involved in various transactions with affiliated companies. Adeptus Health Inc. contributed 12 existing freestanding emergency rooms it held in Colorado and the related business associated with these facilities to the Company. Pursuant to terms of the joint venture agreement, Adeptus Health Inc. receives an annual preferred return up to a specified amount on its investment in the joint venture prior to proportionated distribution to the partners. In addition, Adeptus Health Inc. operates the Company’s freestanding emergency room facilities under a management service agreement, for which it charges the managed entities a management fee based on a fixed percentage of net revenue. The Company incurred total management fee expense of $4.0 million for the period ended December 31, 2015, and is included in the consolidated statement of income as a component of general and administrative expenses.  Adeptus Health Inc. also pays bills, processes payroll and facilitates billing and collection efforts on behalf of the Company.  As a result, the Company owes Adeptus Health Inc. $0.5 million as of December 31, 2015, and such amounts are classified as due to related party in the accompanying consolidated balance sheet.

NOTE 6—COMMITMENTS AND CONTINGENCIES

Litigation and Asserted Claims

The Company is a party to various legal proceedings arising in the ordinary course of business. While, management believes the outcome of pending litigation and claims will not have a material adverse effect on the Company's consolidated financial condition, operations, or cash flows, litigation is subject to inherent uncertainties.

Insurance Arrangements

The Company is insured for worker's compensation claims up to $1.0 million per accident and per employee with a policy limit of $1.0 million. The Company submits periodic payments to its insurance broker based upon estimated payroll. Worker's compensation expense for the period ended December 31, 2015 was approximately $31,000. The Company is insured for professional liability claims up to $1.0 million per incident and $3.0 million per facility with an aggregate policy limit of $20.0 million.

Leases

The Company leases from Adeptus Health Inc. certain medical facilities and equipment under various noncancelable operating leases, which expire at various times through the year 2035.

UCHealth Partners LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments required under noncancelable operating leases with remaining terms in excess of one year as of December 31, 2015 were as follows (in thousands):

Operating
Years ending December 31,	leases
2016	$8,858
2017	8,748
2018	7,840
2019	6,741
2020	6,359
Thereafter	64,226
Total future minimum lease payments	$102,772

Rent expense totaled approximately $6.1 million, for the period ended December 31, 2015 and is included as a component of other operating expenses within the consolidated statement of income.

NOTE 7—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental noncash activities consisted of the following for the period ended December 31, 2015 (in thousands):

December 31,
2015
Supplemental cash flow information:
Contribution of assets to UCHealth Partners LLC
Other receivables	$132
Inventory	840
Property and equipment	11,999
Deposits	65
Accrued expenses	(305)
Deferred rent	(704)
Total assets contributed to UCHealth Partners LLC	$12,027

NOTE 8—SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through March 30, 2016, the financial statement issuance date, and concluded that there were no material subsequent events.